NEW YORK MORTGAGE TRUST, INC.
52 Vanderbilt Avenue, Suite 403
New York, New York  10017

January 24, 2013

VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Duc Dang

New York Mortgage Trust, Inc.
Registration Statement on Form S-3 (File No. 333-186017)

Dear Mr. Dang:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New York Mortgage Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on January 28, 2013, or as soon thereafter as practicable.

The Company acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEW YORK MORTGAGE TRUST, INC.

By:	/s/ Steven R. Mumma
Name: Steven R. Mumma
Title: Chief Executive Officer and President